UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

GASCO ENERGY, INC.

(Exact name of registrant as specified in its charter)

Nevada	001-32369	92-0204105
(State or Jurisdiction	(Commission	(IRS Employer
of Incorporation)	file number)	Identification No.)

7979 E. Tufts Ave. Suite 1150 Denver, Colorado, 80237
(Address of principal executive offices) (Zip code)

(303) 483-0044
(Registrant’s telephone number, including area code)

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

THE COMPANY IS NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

Notice of Anticipated Change in the

Majority of the Board of Directors

October 22, 2013

INTRODUCTION

This Information Statement (the “Information Statement”) is being furnished to all record holders of common stock, par value $0.0001 per share (the “Common Stock”), of Gasco Energy, Inc., a Nevada corporation (the “Company”) at the close of business on October 23, 2013 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with an anticipated change in majority of the Company’s board of directors (the “Board”) otherwise than at a meeting of the Company’s stockholders. This Information Statement is being distributed on or about October 23, 2013. This Information Statement is provided to you for information purposes only.

No action is required by the Company’s stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to the Company’s stockholders of the information set forth in this Information Statement at least 10 days prior to the date that a change in a majority of the Board’s directors occurs (otherwise than at a meeting of the Company’s stockholders).

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF THE COMPANY. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND A PROXY.

BACKGROUND

The Company has previously disclosed that due to the significant extended decline in natural gas prices in recent years caused primarily by excess domestic production, the Company has not been able to recover its exploration and development costs as anticipated. As such, there has been substantial doubt regarding the Company’s ability to generate sufficient cash flows from operations to fund its ongoing operations, and the Company had previously estimated that cash on hand and forecasted cash flows from operations would only be sufficient to fund cash requirements for working capital through September of 2013, although the Company was able to conserve its cash resources through October of 2013.

In addition, the Company did not pay the April 5, 2013 and October 5, 2013 semi-annual interest payments on its 5.5% Convertible Senior Notes due 2015 (the “Notes”), and as a result, an event of default occurred under the indenture, which could have resulted in legal action for collection of the Notes or the filing of an involuntary petition for bankruptcy against the Company. As a result of this event of default, the trustee for the Notes or the holders of at least 25% in aggregate principal amount of the Notes had the right to accelerate payment obligations under the Notes.  As of October 18, 2013, total accumulated principal and interest on the Notes (including default interest) equaled $47,795,256.

The Company’s prior revolving credit facility matured in June 2012, at which time the Company repaid all of the outstanding borrowings thereunder, primarily from the proceeds of asset sales and the liquidation of natural gas price hedges.  While the Company attempted to secure a replacement credit facility, it had been unable to do so on acceptable terms and the Company was no longer in active discussions to obtain a replacement facility.  The Company had not allocated any amounts to its 2013 capital budget.  There was no assurance that the Company would be able to adequately finance its operations or execute its existing short-term and long-term business plans, and the Company’s liquidity and results of operations were highly likely to be materially adversely affected if it was unable to generate sufficient operating cash flows, secure additional capital or otherwise pursue a strategic restructuring, refinancing or other transaction to provide the Company with additional liquidity.

The Company engaged Stephens Inc. (“Stephens”), a financial advisor, to assist the Company in evaluating such potential strategic alternatives, including a sale of the Company or all of its assets.  It was possible these strategic alternatives would require the Company to make a pre-packaged, pre-arranged or other type of filing for protection under Chapter 11 of the U.S. Bankruptcy Code (or that an involuntary petition for bankruptcy could have been filed against the Company), and these factors raised substantial doubt about the Company’s ability to continue as a going concern.

The Company, with assistance from Stephens, conducted an extensive process to identify potential purchasers for the Company’s assets.  This effort resulted in several offers that were substantially lower than the Company’s outstanding indebtedness.  As a result, the acceptance of any one of these offers by the Company would have likely required that the Company file for protection under Chapter 11 of the U.S. Bankruptcy Code in order to deliver free and clear title to any potential purchaser.  In addition to pursuing a potential sale of the Company’s assets, the Company, with assistance from Stephens, also sought potential investors to fund a financial restructuring of the Company’s debt obligations.  Several financial restructuring proposals resulting from this process were carefully considered by the Company and its advisors.  None of the restructuring proposals received by the Company would have fully repaid all of the Company’s outstanding debt obligations.  The proposal that was negotiated and ultimately accepted by the Company and described in more detail below required that the holders of the Notes accept a substantial discount on the sale of the Notes to the restructuring investors.  The discounted payment that the Note holders received plus the revolving credit facility received by the Company as described in more detail below is expected to allow the Company to avoid the necessity of filing for protection under Chapter 11 of the U.S. Bankruptcy Code in the near term.

The terms of the restructuring transactions described below were determined through negotiations between the Company and the Purchasers.  The Board reviewed the terms of the restructuring transactions with management of the Company and consulted with advisors to the Company regarding the restructuring transactions.  Following its review and consultation activities, the Board considered and discussed the proposed restructuring transactions and determined to approve and implement the restructuring transactions.

RESTRUCTURING TRANSACTIONS

On October 17, 2013, Markham LLC, a Delaware limited liability company (“Markham”), Orogen Energy, Inc., a Delaware corporation (“Orogen” and, collectively with Markham, the “Purchasers”), and certain noteholders of the Company, entered into certain Purchase and Sale Agreements (the “Note Purchase Agreements”) pursuant to which, among other things, the Purchasers acquired (i) $45,168,000 in aggregate outstanding principal amount of the Notes, representing 100% of the issued and outstanding Notes, (ii) 182,065 shares of the Company’s Series C Convertible Preferred Stock, par value $0.001 per share (the “Series C Shares”), representing 100% of the issued and outstanding Series C Convertible Preferred Stock, and (iii) 2,743,818 shares of Common Stock (as defined below).  Such securities represented beneficial ownership of less than ten percent of the issued and outstanding Common Stock pursuant to the limitations set forth in the indenture governing the Notes and the certificate of designation governing the Series C Shares.

On October 18, 2013, in exchange for the issuance of 250,000 shares of Common Stock by the Company to the Purchasers, the Company and the Purchasers entered into that certain Credit Agreement (the “Credit Agreement”), pursuant to which, among other things, the Purchasers extended credit to the Company in the maximum principal amount of $5,000,000 in the form of a revolving credit facility to fund working capital and capital expenditure requirements of the Company.  On October 18, 2013, the Company borrowed $2,500,000 under the Credit Agreement, which was used for general corporate purposes, leaving the Company with $2,500,000 of credit availability under the Credit Agreement, subject to the terms and conditions thereof.

On October 18, 2013, following the consummation of the transactions contemplated by the Credit Agreement, the Company and Purchasers entered into that certain Securities Purchase Agreement (the “Securities Purchase Agreement” and, collectively with the Note Purchase Agreements and the Credit Agreement, the “Agreements”), pursuant to which, in exchange for the Purchasers transferring the Notes and the Series C Shares to the Company, the Company issued to the Purchasers an aggregate of (i) 393,550,372 shares of Common Stock and (ii) 50,000 shares of Series D Convertible Preferred Stock, par value $0.001 per share (the “Series D Preferred Stock”) of the Company. The Notes and the Series C Shares were cancelled following their acquisition by the Company.

Each share of Series D Preferred Stock is convertible at the option of the Purchasers into 145,914.88 shares of Common Stock, or an aggregate of 7,295,744,128 shares of Common Stock. The Series D Preferred Stock also ranks senior to all existing preferred stock and Common Stock of the Company with respect to dividend rights, redemption rights and rights upon liquidation. From and after the date of the issuance of any shares of Series D Preferred Stock, dividends accrue on each share at the rate of 10% per annum of the Series D Preferred Stock’s stated value of $100 per share, plus accrued but unpaid dividends, compounded quarterly. If the Company is liquidated and the assets and funds available for distribution among the holders of Series D Preferred Stock are insufficient to permit the payment in full of the liquidation value of all of the outstanding Series D Preferred Stock, then the entire assets and funds of the Company will be distributed ratably in respect of the holders of Series D Preferred Stock. Beginning one year and one day after the original date of issuance, the Purchasers can require that the Company redeem the outstanding shares of Series D Preferred Stock at a redemption price equal to the stated value of $100 per share, plus accrued and unpaid dividends. The shares of Series D Preferred Stock are entitled to vote on an as-converted basis with the holders of the Common Stock on any matter presented to the holders of the Common Stock for their action or consideration. The Series D Preferred Stock is subject to anti-dilution protection as well as certain protective provisions.

Although each share of Series D Preferred Stock is convertible into 145,914.88 shares of Common Stock, the Company does not have a sufficient number of authorized and unreserved shares of Common Stock to enable the Purchasers to fully convert their shares of Series D Preferred Stock. Accordingly, the Board has approved and adopted an amendment to the Company’s Amended and Restated Articles of Incorporation (as amended, the “Charter Amendment”), to increase the number of authorized shares of Common Stock to 9,000,000,000 to permit the full conversion of Series D Preferred Stock and has recommended that the stockholders of the Company approve the Charter Amendment by written consent.

Upon the closing of the transactions contemplated by the Securities Purchase Agreement, there was a change of control of the Company. A copy of the Securities Purchase Agreement and the Credit Agreement have been filed with the Securities Exchange Commission (“SEC”) as Exhibits 2.1 and 10.1, respectively, to the Company’s Current Report on Form 8-K filed on October 21, 2013. The description of the foregoing transactions does not purport to be complete and is qualified in its entirety by the terms of the Securities Purchase Agreement and the Credit Agreement filed as exhibits to the Company’s Current Report on Form 8-K.

Following the closings under the Agreements and completion of the transactions related thereto, the Purchasers beneficially own 396,544,190 shares of Common Stock and 50,000 shares of Series D Preferred Stock, which are convertible into 7,295,744,128 shares of Common Stock (subject to authorization of additional shares of Common Stock), each as of October 18, 2013. Such shares of Common Stock and Series D Preferred Stock together represent beneficial ownership of approximately 97.9% of the Company’s issued and outstanding Common Stock.

Immediately following the closing of the Securities Purchase Agreement, the Company (i) set the size of the Board to three members effective immediately, (ii) accepted the resignations of Richard J. Burgess, Charles B. Crowell, Steven D. Furbush and John A. Schmit from the Board effective immediately, (iii) appointed G. Wade Stubblefield to serve as a member of the Board effective immediately, and (iv) appointed L. Edward Parker to serve as a member of the Board effective immediately following the Company’s compliance with the requirements of Section 14(f) of the Exchange Act.  As a result thereof, immediately after the closing of the Securities Purchase Agreement, Messrs. Langdon and Stubblefield constituted the entire Board, and, upon the Company’s compliance with Section 14(f) of the Exchange Act, Mr. Parker will join the Board.

VOTING SECURITIES

The Company is presently authorized to issue up to 600,000,000 shares of common stock, par value of $0.0001 per share (“Common Stock”), and 5,000,000 shares of preferred stock, par value $0.001 per share.

Each share of issued and outstanding Common Stock entitles the holder thereof to fully participate in all stockholder meetings, to cast one vote on each matter with respect to which stockholders have the right to vote, and to share ratably in all dividends and other distributions declared and paid with respect to the Common Stock, as well as in the net assets of the corporation upon liquidation or dissolution.

Each share of Series D Preferred Stock entitles the holder thereof to vote on an as-converted basis with the holders of Common Stock on any matter presented to the holders of the Common Stock for their action or consideration.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of October 18, 2013, the Company had duly authorized capital stock consisting of 605,000,000 shares of all classes of stock, of which (A) 600,000,000 shares are Common Stock, of which, (i) 563,532,352 shares were issued and outstanding, (ii) 6,217,647 shares were issuable upon exercise of outstanding options, and (iii) 30,250,000 shares were issuable upon exercise of outstanding warrants; and (B) 5,000,000 shares are preferred stock, par value $0.001 per share, of which 50,000 shares of Series D Preferred Stock were issued and outstanding.

Unless otherwise noted, each person listed has sole voting and dispositive power over the shares indicated and the address of each stockholder is the same as the Company’s address. The number of shares beneficially owned by a person or entity includes the shares of Common Stock that are issuable upon conversion of all outstanding and Series D Convertible Preferred Stock beneficially owned by such holders, which are convertible at any time by the holder thereof. The number of shares beneficially owned by a person or entity also includes shares that may be acquired pursuant to the exercise of stock options and warrants that are exercisable within 60 days of October 18, 2013.

The following table shows information with respect to the beneficial ownership of the Company’s Common Stock as of October 18, 2013 by (i) each of the Company’s directors and Named Executive Officers and (ii) all of the Company’s current directors and executive officers as a group.

Directors and Named Executive Officers	Number of Shares of Common Stock Beneficially Owned	Percent of Class

Michael K. Decker (1)(2)	1,472,135	*
Richard P. Crist (1)	166,665	*
Richard S. Langdon (1)	487,937	*
G. Wade Stubblefield	—	—
L. Edward Parker (3)	—	—

All Directors and Executive Officers as a group (5 persons) (1)(2)	2,126,737	*

* Represents ownership of less than 1% of the Company’s outstanding Common Stock.

(1)         The following number of shares of Common Stock issuable upon the exercise of options that are exercisable within 60 days of October 18, 2013 are included in the amounts shown: Mr. Decker, 1,017,082 shares; Mr. Crist, 166,665 shares; and Mr. Langdon, 487,080 shares.

(2)         The following number of shares of Common Stock issuable upon the exercise of warrants that are exercisable within 60 days of October 18, 2013 are included in the amounts shown:  Decker, 78,125 shares.

(3)         Mr. Parker is expected to join the Board upon the Company’s compliance with Section 14(f) of the Exchange Act.

5% Stockholders	Number of Shares of Common Stock Beneficially Owned	Percent of Class

Markham LLC (1)	7,692,288,318	97.9%
Orogen Energy, Inc. (1)	7,692,288,318	97.9%

(1)         The address for Markham is c/o McIntyre Partners, 30A Brook Street, London W1K 5DJ and the address for Orogen is 1 Riverway, Suite 610, Houston, Texas 77056.  The number of shares listed in this table includes 198,272,095 shares of Common Stock held by each of Markham and Orogen and 3,647,872,064 shares of Common Stock (subject to authorization of additional shares of Common Stock) issuable upon conversion of the 25,000 shares of Series D Preferred Stock held by each of Markham and Orogen. Markham and Orogen entered into a Stockholders Agreement, dated as of October 18, 2013 with respect to the voting and disposition of the shares of Common Stock and Series D Preferred Stock held by them.  As a result, the number of shares of Common Stock and the percentage of total shares beneficially held by these stockholders is reported based on the total “group” ownership. Markham is owned 100% by Zoran Limited, which is owned 100% by Yumi Hattori McIntyre. Orogen is owned 100% by Dorrier Equities LP, of which the general partner is Dorrier Management Trust, of which John Dorrier serves as the sole trustee.

Percentage ownership is determined based on shares owned together with securities exercisable or convertible into shares of common stock within 60 days of October 18, 2013, for each stockholder. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to securities exercisable or convertible into shares of common stock that are currently exercisable or exercisable within 60 days of October 18, 2013, are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The Company’s Common Stock and Series D Preferred Stock are the only issued and outstanding classes of securities eligible to vote.

CHANGE OF CONTROL

Upon the closing of the transactions contemplated by the Securities Purchase Agreement, there was a change in control of the Company.  Following the expiration of the ten day period in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended, the Company anticipates that the Board will be comprised of Messrs. Richard S. Langdon, G. Wade Stubblefield and L. Edward Parker.

DIRECTORS AND EXECUTIVE OFFICERS

The following individuals serve as the Company’s current directors and executive officers as of the date hereof, except for L. Edward Parker, who is expected to join the Board upon the Company’s compliance with Section 14(f) of the Exchange Act. All directors of the Company hold office until the next annual meeting of the Company’s stockholders or until their successors have been elected and qualified. The executive officers of the Company are appointed by the Board and hold office until their death, resignation or removal from office.

Name	Position Held with the Company	Date First Elected or Appointed
Richard S. Langdon	Director and President and Chief Executive Officer	March 2003
G. Wade Stubblefield	Director	October 2013
L. Edward Parker	Nominated Director	October 2013
Michael K. Decker	Executive Vice President and Chief Operating Officer	July 2001
Richard P. Crist	Vice President of Business Development and Exploration	March 2012
Peggy A. Herald	Vice President of Accounting and Administration, Chief Accounting Officer and Treasurer	January 2002
Camille A. Gerard	Corporate Secretary and Controller	May 2008

Business Experience

The following is a brief account of the education and business experience during at least the past five years of each director, executive officer and key employee of the Company, indicating the person’s principal occupation during that period, and the name and principal business of the organization in which such occupation and employment were carried out.

Richard S. Langdon. Mr. Langdon, 63, has served as a director of the Company since March 2003 and as a member of the Audit Committee from March 2003 until May 2013. Effective May 14, 2013, Mr. Langdon was appointed by the Board to assume the role of interim President and Chief Executive Officer. Mr. Langdon is also currently the President and Chief Executive Officer of KMD Operating Company LLC, a position held since November 2011, and President and Chief Executive Officer of Sigma Energy Ventures, LLC, a position held since November 2007, each of which is a privately held exploration and production company active in California and Texas, respectively. Mr. Langdon was the President and Chief Executive Officer of Matris Exploration Company L.P., a privately held exploration and production company, from July 2004 until the merger of Matris Exploration into KMD Operating in November 2011, which merger was effective January 2011. From 1997 until December 2002, Mr. Langdon also served as Executive Vice President and Chief Financial Officer of EEX Corporation, an NYSE listed exploration and production company acquired by Newfield Exploration in late 2002. Prior to joining EEX Corporation, Mr. Langdon was an oil and gas consultant from August 1996 to March 1997. He also held various positions with the Pennzoil Companies from 1991 through 1996, including Executive Vice President — International Marketing (Pennzoil Products Company) from June 1996 to August 1996, Senior Vice President — Business Development & Shared Services (Pennzoil Company) from January 1996 to June 1996, and Senior Vice President — Commercial & Control (Pennzoil Exploration & Production Company) from December 1991 to December 1995. Mr. Langdon is currently the Chairman of the board of directors of Constellation Energy Partners LLC, a public limited liability company focused on the acquisition, development and exploitation of oil and natural gas properties and related midstream assets. Mr. Langdon holds a B.S. in Mechanical Engineering and an M.B.A. from the University of Texas at Austin.

Mr. Langdon was chosen as a director because of his extensive knowledge of the oil and gas industry and experience in managing oil and gas assets, as well as his extensive network of relationships with chief executives and other senior management of oil and gas companies and oilfield service companies throughout the United States.

G. Wade Stubblefield. Mr. Stubblefield, 47, has over 20 years of experience in financial operation positions with U.S. and multinational companies, after beginning his career with five years with an international public accounting firm.  Mr. Stubblefield has served in various executive level finance and accounting positions with several publicly traded companies in the U.S. and Canada. His experience has encompassed accounting, treasury and public reporting, as well as a number of public and private debt and equity issuances. Since June 2013, Mr. Stubblefield has been employed as a Director in the Corporate Finance and Complex Financial Reporting practices of Opportune, LLP, a business consulting firm focused on the energy industry. For the five years prior thereto, Mr. Stubblefield served as Chief Financial Officer of Trulite, Inc., a private manufacturer of hydrogen based electric generators, and a financial consultant to publicly and privately held enterprises. Mr. Stubblefield was appointed to the Board of Enhanced Oil Resources Inc. (“EOR”) in November 2010 and is Chairman of the EOR Audit Committee.  From August 18, 2008 to August 17, 2009, Mr. Stubblefield served as Chief Financial Officer of Bonanza Oil & Gas, Inc., an independent energy company engaged in the exploration, development and production of crude oil, natural gas and natural gas liquids in the United States.  Mr. Stubblefield is a Certified Public Accountant, licensed in the State of Texas.

Mr. Stubblefield was appointed to serve as a director pursuant to the Securities Purchase Agreement.

L. Edward Parker. Mr. Parker, 66, has more than 40 years of experience in the energy industry and has held executive officer positions with El Paso Company, Burlington Northern Inc. and Burlington Resources Inc.  His functional responsibilities in those companies have included finance, strategic planning, mergers and acquisitions, operations and marketing in the upstream, midstream and downstream segments of the oil and natural gas industries.  Over the past 15 years, Mr. Parker has been a private investor in various segments of the oil and natural gas industry and real estate.  He has served on the Board of Enhanced Oil Resources, Inc. since 2007 and holds a B.A. degree in Chemistry and an M.B.A. from the University of Dallas.

Mr. Parker was appointed to serve as a director pursuant to the Securities Purchase Agreement.

Michael K. Decker. Mr. Decker, 59, has served as the Company’s Executive Vice President and Chief Operating Officer since July 2001 and also served as a director from July 2001 until October 2003. Mr. Decker has over 36 years of oil and gas exploration, development, operations and mergers and acquisitions experience. He founded and served as the President of Black Diamond Energy, LLC from August 1999 until July 2001. From 1990 to August 1999, Mr. Decker served as the Vice President of Exploitation of Prima Energy Corporation, a NASDAQ

traded oil and gas company. From 1988 to 1990, he was employed by Bonneville Fuels Corporation as a Senior Geologist and by Tenneco Exploration and Production Company as a Senior Project Geological Engineer from 1977 to 1988. Mr. Decker is currently on the board of the Potential Gas Committee, an independent natural gas resource assessment organization, and previously served as its chairman. He holds a B.S. in Geological Engineering from the Colorado School of Mines. Mr. Decker is a member in good standing with The American Association of Petroleum Geologists and the Society of Professional Well Log Analysts. He is also a registered, professional geologist in both Utah and Wyoming.

Richard P. Crist. Mr. Crist, 68, joined Gasco on March 1, 2012 as the Company’s Vice President of Business Development and Exploration. With over 45 years of oil and gas experience, Mr. Crist has a broad range of managerial and technical expertise that includes 25 years in corporate and senior management roles. He has relevant expertise in new business development in the Rockies and other North American basins. From June 2010 until February 2012, Mr. Crist served as COO of White Birch Energy, a consultancy he co-founded to concentrate on the offshore Eastern Mediterranean. Prior to forming White Birch, Mr. Crist served as Executive Vice President — Business Development for Delek Energy, an Israeli based explorer, from February 2008 until April 2010. From June 2002 through January 2008, he was a co-founder of Elk Resources, a Denver-based oil and gas company formed to acquire and explore in the Rockies, specifically in the Uintah and San Juan Basins where he developed working relationships with several Native American Tribes. Elk Resources was sold in 2008 to Delek Energy. From February 1991 until May 2002, he held the positions of Exploration Director and eventually the Senior Vice President E&P for GLOBEX Energy, Inc., a Houston based independent energy company with operations in Australia, Equatorial Guinea, Cameroon and the Philippines. From October 1989 to February 1991, he served as an explorationist for Triton Energy, concentrating on Africa and New Zealand. Prior to that time he was Division Exploration Manager for the Northern Rockies for Tricentrol/Wintershall from October 1981 to January 1989 with responsibility for the Uintah, Paradox, Powder River and Bighorn Basins and exploration efforts in California and Alaska. He served as Exploration Supervisor for Superior Oil’s Rockies Division from August 1976 to September 1981 and prior to that was in the International Division of Atlantic Richfield having been posted in New York, Australia and Los Angeles. Mr. Crist earned his degree as an engineer of geophysics with a minor in geology from the Colorado School of Mines in Golden, Colorado. He is a member in good standing of the Society of Exploration Geophysicists and the American Association of Petroleum Geologists and is a Certified Petroleum Geologist.

Peggy A. Herald. Ms. Herald, 56, joined Gasco in January 2002 as Controller and was promoted to Chief Accounting Officer in May 2006, Vice President in May 2007, Treasurer in June 2009 and Vice President of Accounting and Administration in June 2010. From June 1990 until December 2001, she served as the Financial Reporting Manager for Hallwood Energy Corporation, a NASDAQ traded oil and gas company, where she managed the financial reporting process for several publicly traded oil and gas corporations and limited partnerships. From January 1987 until June 1990, Ms. Herald was employed by Deloitte & Touche LLP and from September 1984 through December 1986, she was employed by KPMG LLP. Ms. Herald has over 20 years of experience in the oil and gas industry and holds a B.S. degree in Accounting from Regis University.

Camille A. Gerard. Ms. Gerard, 50, joined Gasco in May 2008 as the Company’s Controller and in June 2010 was promoted to Corporate Secretary. Ms. Gerard has over 20 years of energy industry and consulting experience in internal auditing, e-marketing and commodity management, including transportation and marketing of natural gas and pulp and paper. From May 2005 through May 2008, Ms. Gerard was the founder of Risk Management Consulting, LLC, a Denver-based company that performed Sarbanes-Oxley reviews for such companies as Gasco, EKS&H, and SM Energy. Ms. Gerard has also worked in natural gas marketing with Xcel Energy, pulp and paper trading with Enron Industrial Markets, launching and managing marketing support for a start-up trading website for Enron Net Works, and marketing support for Northern Natural Gas. She holds a B.S. in Geology from the University of Louisiana at Lafayette and an M.B.A. with a specialization in Internal Auditing from Louisiana State University. She is a Certified Internal Auditor and Certified Public Accountant.

Legal Proceedings

The Company is party to various legal proceedings arising out of the normal course of business.  The most significant legal proceeding to which the Company is subject is summarized below.  The ultimate outcome of the Clean Water Act Compliance Order matter described below cannot presently be determined, nor can the liability that could potentially result from an adverse outcome be reasonably estimated at this time.  The Company does not expect the outcome of this proceeding to have a material adverse effect on its financial position, results of operations or cash flows.

On October 3, 2011, the Company received a compliance order from the United States Environmental Protection Agency (the “EPA”) Region 8 under the authority of the federal Clean Water Act.  The compliance order alleges that the Company violated the Clean Water Act by discharging fill material into wetlands adjacent to the Green River in Utah without authorization on two occasions: (i) once when it constructed an access road to a future well location in either 2004 or 2005, and (ii) once when it constructed an access road and a well pad in 2007 or 2008.  The compliance order directs the Company to remove all dredged or fill material alleged to have been placed in the wetlands and to restore the wetlands to their pre-impact condition and grade, which would require that the Company plug and abandon the well alleged to have been installed in a wetlands area.  The compliance order does not seek any civil penalties for the alleged violations.  The Company disagrees with some of the factual contentions in the compliance order, and it has had a number of discussions with the EPA concerning the order.  However, it has been unable to negotiate a successful resolution of the alleged violations with the EPA, and as a result, it filed a lawsuit in federal district court in the District of Colorado on June 25, 2012.  The lawsuit seeks judicial review of the compliance order, specifically review of the EPA’s contention that the affected areas are wetlands, or if they are wetlands, whether they are wetlands that are subject to federal regulatory jurisdiction under the Clean Water Act.  On September 5, 2012, the EPA, represented by the U.S. Department of Justice (“DOJ”), answered, and the United States separately counterclaimed for an injunction seeking substantially the same relief that the EPA seeks in the compliance order but also requested civil penalties for each day of alleged discharges of fill material and each day of alleged violation of the compliance order.  The Company has answered the EPA’s counterclaim.  In late January 2013, pursuant to a Scheduling Order before the court, the Company submitted a brief in support of its claims under the original suit filed in June 2012.  Notwithstanding the current Scheduling Order before the court, it is unclear to the Company whether the Company’s original claim or the DOJ’s counterclaim ultimately will be tried first, or whether they might even be tried concurrently.

Family Relationships

There are no family relationships between any of the Company’s directors and officers.

Involvement In Certain Legal Proceedings

None of the Company’s directors, executive officers, promoters or control persons, or the proposed directors or officers has been involved in any of the following events during the past ten years:

(1)         any bankruptcy petition filed by or against any business of which such person was an executive officer either at the time of the bankruptcy or within two years prior to that time;

(2)         any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3)         being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities;

(4)         being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

(5)         being the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of: (i) any federal or state securities or commodities law or regulation; or (ii) any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease- and-desist order, or removal or prohibition order; or (iii) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

(6)         being the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Securities Exchange Act of 1934), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

CORPORATE GOVERNANCE

The Board is responsible to the Company’s stockholders for the oversight of the Company and recognizes the importance and necessity of an effective corporate governance environment to the Board’s ability to adequately oversee, advise and monitor the Company. The Board has established a standing Audit Committee, Compensation Committee, Nominating Committee and Executive Committee to assist it in discharging its responsibilities. The Board has also adopted several governance documents to guide the operation and direction of the Board and its committees, including the Company’s Corporate Code of Business Conduct and Ethics, Financial Code of Ethics, and charters for the Audit Committee, Compensation Committee and Nominating Committee. Each of these documents is available on the Company’s website at www.gascoenergy.com and stockholders may obtain a printed copy, free of charge, by sending a written request to Gasco Energy, Inc., 7979 East Tufts Avenue, Suite 1150, Denver, Colorado 80237, Attn: Corporate Secretary.

Corporate Code of Business Conduct and Ethics

The Board has adopted a Corporate Code of Business Conduct and Ethics that sets forth the standards of behavior expected of each of the Company’s directors, officers (including but not limited to the Company’s principal executive officer, principal financial officer, principal accounting officer, controller and all persons performing similar functions (collectively, the “senior financial officers”), employees, directors, contractors, business partners and agents. Among other matters, the Corporate Code of Business Conduct and Ethics is designed to deter wrongdoing and to promote:

•      Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•      Full, fair, accurate, timely and understandable disclosure in reports and documents that the Company file with, or submit to, the SEC and in other public communications made by the Company;

•      Compliance with applicable governmental laws, rules and regulations;

•      Prompt internal reporting of violations of the Corporate Code of Business Conduct and Ethics to an appropriate person or persons identified in the Corporate Code of Business Conduct and Ethics; and

•      Accountability for adherence to the Corporate Code of Business Conduct and Ethics.

In the event that an amendment to, or a waiver of, any provision of the Corporate Code of Business Conduct and Ethics with respect to any of the senior financial officers is necessary, the Company intends to promptly post such information on its website at www.gascoenergy.com.

Financial Code of Ethics

In addition to the Corporate Code of Business Conduct and Ethics, the Company has adopted a more detailed Financial Code of Ethics that applies to the Company’s chief executive officer, chief financial officer and controller (and all persons performing similar functions). The Financial Code of Ethics is designed to deter wrongdoing and to promote the same ethical principles as are listed above with respect to the more general Corporate Code of Business Conduct and Ethics. In the event that an amendment to, or a waiver of, any provision of the Financial Code of Ethics is necessary, the Company intends to promptly post such information on its website at www.gascoenergy.com.

INFORMATION ABOUT THE BOARD OF DIRECTORS AND COMMITTEES

Board Meetings and Committees of the Board

The Board held nine meetings during 2012 including one meeting during which the independent directors met in executive session without the presence of non-independent directors and management.  Each of the directors attended at least 75 percent of the aggregate of (i) the total number of meetings of the Board held during the period that such director served as a director, and (ii) the total number of meetings held by each committee of the Board on which such director served during the period that such director so served.  Although the Company has no formal policy with respect to director attendance at its annual meetings, the Company invites and encourages its directors to attend.  Last year, all of the Company’s directors attended the annual meeting.

The Board has established four standing committees to assist it in discharging its responsibilities: the Audit Committee, the Compensation Committee, the Executive Committee and the Nominating Committee. The following chart reflects the current membership of each standing committee:

Name	Audit Committee	Compensation Committee	Executive Committee	Nominating Committee
G. Wade Stubblefield (1)
L. Edward Parker (1)
Richard S. Langdon			X

(1)                   As of the date of this Information Statement, Messrs. Stubblefield and Parker had not been appointed to serve on any committees of the Board.

The Audit Committee

The Audit Committee is responsible for oversight of the Company’s risks relating to accounting matters, financial reporting and legal and regulatory compliance. The Audit Committee does not currently have members as a result of the recent change in control and change in the composition of the Board.

However, once the Audit Committee is re-established, it will continue to perform an annual review and assessment of the Audit Committee Charter, which was originally adopted in March 2001. In the course of its review, the Audit Committee considers and adopts necessary and appropriate amendments to the charter. The Audit Committee Charter, as amended, is available on the Company’s website at www.gascoenergy.com. The Audit Committee is primarily responsible for:

• selecting the independent auditors for recommendation to the Board and approving all of the fees associated with the Company’s audit and tax engagements in advance of services performed;

• selecting the securities legal counsel for recommendation to the Board;

• reviewing the scope of the proposed audit for the current year, including the audit procedures to be utilized and at the conclusion thereof, reviewing such audit, including any comments or recommendations of the independent auditors;

• reviewing the adequacy and effectiveness of the Company’s accounting and financial controls, including those related to the Company’s whistleblower procedures;

• reviewing the internal audit function, including the independence and authority of the Company’s reporting obligations;

• reviewing the financial statements contained in the annual and quarterly reports to stockholders;

• reviewing the accounting and financial human resources and succession planning within Gasco; and

• investigating any matter brought to its attention within the scope of its duties.

The Compensation Committee

The Compensation Committee is responsible for overseeing the Company’s employment policies and compensation and benefits systems. The Compensation Committee does not currently have members as a result of the recent change in control and change in the composition of the Board.  As a “smaller reporting company,” Gasco is not subject to the heightened standards of independence with respect to Compensation Committee members included in the SEC’s rules and regulations.

However, once the Compensation Committee is re-established, it will establish and administer the Company’s compensation policies and programs. It determines and approves current compensation levels as well as short- and long-term incentives for the Company’s executives. In order to perform its function, the Compensation Committee relies, in part, on input from the Chief Executive Officer and other members of senior management, including the other Named Executive Officers, in determining (i) the Company’s needs, (ii) the Company’s perception in the employment market, (iii) the availability of talent and (iv) the budgeted compensation levels for anticipated hires. But while the Compensation Committee considers the information obtained from the Company’s management team (including the Company’s Named Executive Officers) and other outside sources to be crucial to its analysis of the Company’s compensation program, the Compensation Committee retains the final decision-making authority over all compensation matters.

The Board adopted a written charter for the Compensation Committee in November 2004, which is available on the Company’s website at www.gascoenergy.com. Pursuant to its charter, the Compensation Committee may delegate authority and responsibility to a subcommittee as it deems proper. The Compensation Committee is responsible for:

• assisting the Board in its responsibility relating to fair and competitive compensation of key employees of Gasco;

• assuring that key employees, which includes all officers, are compensated in a manner consistent with the compensation philosophy and strategy of the Board and in compliance with the requirements of the appropriate regulatory bodies and any exchange rules to which the Company may be subject;

• reviewing the compensation of the Company’s Chief Executive Officer and recommendations of the Chief Executive Officer as to appropriate compensation for the other executive officers and key employees, and making recommendations to the Board with respect to the compensation of the Company’s Chief Executive Officer and other key employees;

• reviewing and approving the Company’s compensation philosophy and compensation programs, plans and awards;

• administering the Company’s long- and short-term incentive plans and stock option plans; and

• reviewing and approving the Company’s general employee benefit plans as needed.

The Executive Committee

The Executive Committee is responsible for aiding and assisting the Company’s management in the day-to-day operations of the Company and acting on behalf of the Board, subject to certain limitations, when it is not feasible to call and convene a full Board meeting. The Executive Committee does not have a written charter.

The Executive Committee currently consists of Mr. Langdon and no other Directors.

The Nominating Committee

The Nominating Committee is responsible for identifying qualified individuals to become directors, recommending to the Board qualified director nominees for election at the annual stockholders’ meeting, determining membership on Board committees, overseeing the Board’s annual self-evaluation process and reporting annually to the Board on Chief Executive Officer succession planning.  The Nominating Committee does not currently have members as a result of the recent change in control and change in the composition of the Board.

The Board adopted a written charter for the Nominating Committee in April 2006, which is available on the Company’s website at www.gascoenergy.com.

To determine nominees for the Board, the Nominating Committee:

• with respect to existing directors, reviews such director’s Board and committee meeting attendance, preparation for and participation in such meetings, length of Board service, experience, skills, contributions to the Board and independence;

• in the event of a director vacancy, solicits recommendations from directors and senior management, and considers recommendations received from stockholders, for potential director nominees; and

• determines whether the director nominee meets the director qualifications outlined in the Company’s Nominating Committee charter, including whether the director nominee possesses personal and professional integrity, has good business judgment, relevant experience and skills and will be an effective director in conjunction with the full Board in collectively serving the long-term interests of the Company’s stockholders.

Board Leadership Structure

The Chairman of the Board is not an executive officer of the Company.  As a result of the recent change in control and change in the composition of the Board, the Chairman of the Board position is currently vacant.  The Company’s Chief Executive Officer is responsible for setting the Company’s strategic direction and providing day to day leadership, while the Chairman of the Board provides guidance to and oversight of the Company’s executive officers, sets the agenda for Board meetings and presides over meetings of the full Board. The Board believes this structure ensures a greater role for the non-executive directors in the oversight of the Company and active participation in setting agendas and establishing priorities and procedures for the work of the Board. The Board believes that this is the appropriate leadership structure for the Company and its stockholders at this time. However, the Board periodically reviews the Company’s leadership structure and may make changes in the future as it deems appropriate and in the best interests of the Company and its stockholders.

Risk Oversight

Risk is inherent in business, and it is the responsibility of the Company’s senior management to develop and implement the Company’s short- and long-term objectives and to identify, evaluate, manage and mitigate the risks inherent in seeking to achieve those objectives. The Board is actively involved in the oversight of risks that could affect the Company and works with management to ensure that it has in place processes for dealing appropriately with risk.

Board oversight is conducted in part through its committees. In particular, the Audit Committee is charged with oversight of risks relating to finance, legal, regulatory and accounting compliance and receives updates from management at least quarterly on the Company’s compliance with internal controls and procedures. The Compensation Committee routinely assesses the Company’s compensation policies and practices as the Company’s compensation programs may influence the Company’s risk management. The Nominating Committee receives updates and advice from management regarding the Company’s compliance with corporate governance regulations, as well as the Company’s governance structure and protections. The Board satisfies its oversight responsibility through full reports by each committee chair regarding the committee’s considerations and actions, as well as through reports from officers responsible for oversight of particular risks within the Company. In addition, the Company has internal audit systems in place to review adherence to established policies and procedures. Board members also often discuss risk as a part of their review of the Company’s ongoing business, financial and other activities.

Stockholder Communications

Stockholders may contact any officer or director or committee of the Board by writing to the Company’s principal executive offices: Gasco Energy, Inc., c/o Corporate Secretary, 7979 East Tufts Avenue, Suite 1150, Denver, Colorado 80237. All such communications will be forwarded to the Board.

Charitable Contributions

The Company has in the past made, and may in the future, make, donations to various charitable organizations. From time to time, some of the Company’s directors, officers and employees have been, and in the future may be, affiliated with such charities. During the fiscal year ended December 31, 2012, the Company did not make any contributions to any charitable organization in which a member of the Board served as an executive officer that exceeded the greater of $200,000 or 5% of the charitable organization’s consolidated gross revenues.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Effective January 1, 2013, Charles B. Crowell, the Company’s Chairman of the Board at the time, was engaged by the Company as a special consultant to assist the Chief Executive Officer and the Board in evaluating the Company’s potential strategic alternatives in light of its then current liquidity situation. Under the consulting arrangement, Mr. Crowell was available and reported to the Chief Executive Officer and Executive Committee of the Board for up to 20 hours per week and received compensation of $16,000 per month. The consulting arrangement is not for a specific length of time, and was terminated in connection with the restructuring transactions described above.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s officers, directors and persons who beneficially own more than ten percent of the Company’s stock to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than ten percent beneficial owners are required by SEC regulations to furnish the Board with copies of all such Section 16(a) forms they file.

Based solely on the Board’s review of the copies of such forms the Board has received, the Board believes that each of the Company’s officers, directors and greater than ten percent beneficial owners complied with all Section 16(a) filing requirements applicable to them during the year ended December 31, 2012.

COMPENSATION OVERVIEW

For a description of the Company’s compensation practices for its executive officers prior to the consummation of the transactions contemplated by the Securities Purchase Agreement, see the Company’s definitive proxy statement on Schedule 14A, as filed with the SEC on April 5, 2013, as amended by the first amendment to the Company’s definitive proxy statement in Schedule 14A, as filed with the SEC on May 15, 2013. As a result of the recent change in control and composition of the Board, the Company is evaluating its compensation policies for its executive officers.

Director Compensation

The following table sets forth the compensation paid to the Company’s non-employee directors for services rendered during the year ended December 31, 2012. Directors who are the Company’s full-time employees receive no compensation for serving as directors.

Each non-employee director receives a monthly director’s fee of $2,500 plus an additional monthly fee of $500 per committee assignment with a $1,000/month limit on pay for committee service. In addition, each director who serves as chairman of a Board committee receives a monthly fee of $500. Mr. Crowell receives an additional $2,000 per month for his service as the Chairman of the Board. The members of the Nominating Committee do not receive monthly fees for serving on this committee.

The non-employee directors are also entitled to receive additional compensation of $500 for each half day spent on the Company’s business in excess of five calendar days in a single month. In addition, each director is reimbursed for reasonable travel expenses incurred in connection with the director’s attendance at Board and committee meetings.

As a result of the recent change in control and composition of the Board, the Company is evaluating its compensation policies for its directors.

Non-Employee Director Compensation for the Year Ended December 31, 2012

	Fees Earned or Paid in Cash	Option Awards	Total
Name	($)	($) (1)	($)

G. Wade Stubblefield (2)	—	—	—
L. Edward Parker (2)	—	—	—
Richard S. Langdon	48,000	81,000	129,000

(1)         Represents the grant date fair value of the option awards (including the 200,000 SARs awarded to each non-employee director that were exercised without payment on February 1, 2013) granted to the non-employee directors computed in accordance with FASB ASC Topic 718, disregarding the estimate of forfeitures. A discussion of the valuation assumptions used for purposes of the FASB ASC Topic 718 calculation is included under Note 8 of the Notes to Consolidated Financial Statements included in the Company’s Form 10-K filed with the SEC on March 6, 2013 for the year ended December 31, 2012. The following table shows the aggregate number of option awards (including the 200,000 SARs awarded to each non-employee director that were exercised without payment on February 1, 2013) outstanding for each non-employee director as of December 31, 2012.

(2)         Mr. Stubblefield joined the Board on October 18, 2013, and Mr. Parker is expected to join the Board upon the Company’s compliance with Section 14(f) of the Exchange Act.

	Option Awards	Stock Awards
Name	Aggregate Number of Stock Option Awards Outstanding at December 31, 2012	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested

G. Wade Stubblefield (1)	—	—	—
L. Edward Parker (1)	—	—	—
Richard S. Langdon	603,750	—	—

(1)         Mr. Stubblefield joined the Board on October 18, 2013, and Mr. Parker is expected to join the Board upon the Company’s compliance with Section 14(f) of the Exchange Act.

Equity Compensation Plan Information

The table below provides information relating to the Company’s equity compensation plans as of December 31, 2012. The Company does not have any equity compensation plans not approved by security holders.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted average exercise price of outstanding options, warrants and rights (2)	Number of securities remaining available for future issuance (excluding securities reflected in first column)
Equity compensation plans approved by security holders
Gasco Energy, Inc. Long-Term Incentive Plan	9,506,943	$1.10	11,466,640

(1)                                 Shares issued under the Long-Term Incentive Plan vest at varying schedules within one to five years of the grant date, provided in each case the holder remains employed by the Company.

(2)                                 Weighted average exercise price of options to purchase a total of 9,506,943 shares of Common Stock.

INDEBTEDNESS OF DIRECTORS, SENIOR OFFICERS, EXECUTIVE OFFICERS AND OTHER MANAGEMENT

None of the Company’s directors or executive officers or any associate or affiliate of the Company during the last two fiscal years is or has been indebted to the Company by way of guarantee, support agreement, letter of credit or other similar agreement or understanding currently outstanding.

NO DISSENTERS’ RIGHTS

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. As a result, no dissent or appraisal rights are triggered by anything contemplated in connection with the Agreements or resignation of directors.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports with the SEC. These reports include annual reports, quarterly reports as well as other information required to be filed pursuant to securities laws. You may read and copy materials the Company files with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

By Order of the Board of Directors,

/s/ Richard S. Langdon
Richard S. Langdon
October 22, 2013	President and Chief Executive Officer